UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of July 2021

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

TABLE OF CONTENTS

Item 1:	Form 6-K dated July 26, 2021 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited
By: /s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: July 26, 2021

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

News Release - 1	July 26, 2021

Intimation of outcome of Board Meeting under Regulations 30 and 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015 (“SEBI Listing Regulations”)

With further reference to our letter Nos. Sc-16438 dated July 12, 2021 and in accordance with Regulation 30 read with Schedule III of the SEBI Listing Regulations, we hereby inform you that the Board at their Meeting held today, has approved and taken on record the Audited Standalone Financial Results along with Auditor’s Report and the Unaudited Consolidated Financial Results along with Limited Review Report, for the quarter ended June 30, 2021, pursuant to Regulation 33 of the SEBI Listing Regulations. The Press Release along with the said Financial Results and the said Auditor’s Reports are attached herewith as Annexure A.

These results and the Press Release are being made available on the Company’s website at www.tatamotors.com/investor/results-press-releases/.

The Meeting commenced at 1.30 p.m. and concluded at 3:45 p.m.

News Release – 2	July 26, 2021
Tata Motors Group Results-Q1 FY22

CONTENTS OF THE PRESS RELEASE

Tata Motors Consolidated Q1 FY22 Results: Strong YoY performance

Revenue growth +107.6%, EBITDA at ₹ 5.5KCr, PBT(bei) ₹ (2.6) KCr

•	Revenue ₹66.4KCr; EBITDA at 8.3% (+ 570 bps); EBIT at (1.3)% (+1380 bps); FCF (Auto) at ₹ (18.2) KCr.

•	JLR EBITDA at 9.0% (+540 bps), TML(S) EBITDA at 1.8% (+3110bps).

•	CV revenue up 355%, EBITDA at 0.1% (+4070 bps); PV revenue up 336%, EBITDA at 4.1% (+2040 bps).

Mumbai, July 26, 2021: Tata Motors Ltd announced its results for quarter ending June 30, 2021.

Q1 FY22	Conso (₹ Cr Ind AS)		JLR (£m, IFRS)		TML (S) (₹Cr, Ind AS)
	Q1 FY’22	Vs. PY	Q1 FY’22	Vs. PY	Q1 FY’22	Vs. PY
Net Revenue	66,406	107.6%	4,966	73.7%	11,904	343.1%
EBITDA (%)	8.3	570 bps	9.0	540 bps	1.8	3110 bps
EBIT (%)	(1.3)	1380 bps	(0.9)	1270 bps	(6.2)	5510 bps
PBT (bei)	(2,581)	—	(110)	—	(1,289)	—

JAGUAR LAND ROVER (JLR)	TATA MOTORS (STANDALONE, INCL JO)
• Retails for Q1 up 68% to 124.5K units; • Investments: £0.6 b in products and technologies • Free Cash Flows of £(996)m in Q1 FY22	• Retails (Domestic): Q1 retails up 340% to 95.2K units • Investments: ₹0.7KCr in products and technologies • Free Cash Flows of ₹ (8.0) KCr

JLR: Retail sales in the first quarter were 124,537 vehicles, up 68.1% year-on-year as sales continued to recover from the impact of the pandemic. Shortage of semiconductor supplies constrained production resulting in a pre-tax loss of £110 million with an EBIT margin of (0.9) % and a free cash outflow of £996 million marking a significant improvement from the loss of £413 million and cash outflow of £1.6 billion at the peak of the pandemic a year ago.

TML: India operations showed significant improvement as compared to Q1 a year ago, however the Second COVID wave in India along with the supply issues, slowed down the growth momentum as compared to Q4 FY 21. As a result, TML reported EBIT of (6.2) % and pre-tax loss of ₹ (1.3)K Cr for Q1 FY22. PV business continues its turnaround journey and has achieved yet another milestone of double-digit market share. EV business continues to grow rapidly and delivered 5x revenue growth and highest quarterly sales at 1,715 units.

Outlook: Demand remains strong for JLR and India PV while CV demand is showing gradual improvement. In this dynamic business environment, we anticipate that semiconductor issues, commodity inflation and pandemic uncertainty will have an impact in the short term. We expect the performance to improve progressively from H2 as supply chain and pandemic situation improves. The business has demonstrated strong resilience in the face of adversity and its fundamentals are strong. We will remain agile to address these challenges and drive consistent, competitive and cash accretive growth over the medium to long term whilst deleveraging the business to near zero automotive debt by FY24.

Tata Motors Group Results-Q1 FY22	July 26, 2021

JAGUAR LAND ROVER (JLR)

HIGHLIGHTS

•	Wholesales of 84.4k, up 72.6% but 30k units (27%) lower than planned due to semiconductor shortage

•	Pre-tax loss of £110 million, but £303m better than a year ago, and free cash outflow of £996m, but £571m better than a year ago

•	Demand remains strong with record order book of 110k units.

•	Strong liquidity of £5.7 billion at 30 June 2021, with £3.7 billion of cash, and £1.9 billion undrawn credit facility – additional £0.9b of liquidity added in July

•	Reimagine strategy powered by Refocus continues to make progress, driving quality, financial growth, sustainability and digitalisation

FINANCIALS

Retail sales in the first quarter were 124,537 vehicles, up 68.1% year-on-year as sales continued to recover from the impact of the pandemic. Sales were higher in all key regions including in the UK (+186.9%), Europe (124.0%), Overseas (71.0%), North America (50.5%), and China (14.0%). Retail sales of all model families increased year-on-year, led by Range Rover and Defender models. Electrified vehicles made up 66% of JLR’s retail sales in Q1 (2.0% BEV’s, 6.5% PHEV and 57.1% MHEV.)

Revenue was £5.0 billion in the first quarter, 73.7% higher than Q1 in the prior year, reflecting a 72.6% year-on-year growth in wholesales to 84,442 vehicles, however, this was c. 30,000 units lower than planned due to semiconductor supply constraints. The production constraint resulted in a pre-tax loss of £110 million with an EBIT margin of (0.9)% and a free cash outflow of £996 million. The cash outflow is after £571m of investment spending and unfavourable working capital of c. £800 million related to the lower production. Nevertheless, these results represent a significant improvement from the loss of £413 million and cash outflow of £1.6 billion at the peak of the pandemic in Q1 a year ago.

LOOKING AHEAD

Despite the spread of the Delta variant, the continued increase in Covid vaccination rates is encouraging for the ultimate recovery of the global economy and automotive industry. The shortage of semiconductors is presently very dynamic and difficult to forecast. JLR now expects semiconductor supply shortages in the second quarter ended 30 September 2021 to be greater than in the first quarter, potentially resulting in wholesale volumes about 50% lower than planned. JLR expects the situation will start to improve in the second half of the financial year. In the second quarter, JLR expects a negative EBIT margin with a free cash outflow of less than £1 billion. As semiconductor supply improves, JLR expects to achieve a positive EBIT margin and positive free cash flow in the second half of the financial year.

Jaguar Land Rover’s medium- and longer-term financial targets under the Reimagine strategy, underpinned by the Refocus transformation programme, remain unchanged, including double digit EBIT margins by FY26. Jaguar Land Rover continues to see strong demand for its products. The company presently has about 110,000 global retail orders, the highest in the history of the company, representing 3 months of sales cover, with 5 months in Europe and 4 months in the UK. Orders for the Defender alone total over 29,000, representing over 4 months of demand.

Thierry Bolloré, Jaguar Land Rover Chief Executive Officer concluded:

“We are pleased to see a continuing positive recovery from the pandemic, with year-on-year growth in all regions, demonstrating the appeal of Jaguar and Land Rover vehicles. Though the current environment continues to remain challenging, we will continue to adapt and manage elements that are within our control and ensure that Jaguar Land Rover is well-placed to respond to any further market developments. We remain encouraged by the sheer strength of the demand for our vehicles, and note the success of our electrified powertrain offering as we work to drive that demand further by reimagining our iconic British brands for a future of modern luxury by design. We have the right vision with Reimagine, and we are already on the journey.”

Tata Motors Group Results-Q1 FY22	July 26, 2021

TATA MOTORS (STANDALONE INCL. JOINT OPERATIONS)

HIGHLIGHTS

•	Significant improvement as compared to a year ago.

•	Revenue up 343%, EBITDA 1.8% (+3110 bps), EBIT at (6.2) % (+5510bps), however, performance impacted as compared to Q4 FY 21 due to the second wave of pandemic

•	Free Cash Flow at ₹ (8.0) KCr, majorly impacted by working capital ₹ (7.1) KCr, expected to improve from Q2 as volumes recover

•	CV retails: 41.4K up 13x. Market share at 40.5%; MHCV (62.7%) and ILCV (52.3%) improve further.

•	CV EBITDA at 0.1% (+4070 bps); declined QoQ due to impact of volumes and fixed costs

•	PV retails: 53.8K up 189%; PV business achieves 10% market share after a gap of 9 years

•	PV EBITDA at 4.1%; (+2040 bps); QoQ marginally lower by 80 bps

•	EV: Continued momentum in the business. Nexon EV achieved highest quarterly sales of 1,715 units

•	Strong liquidity position as on 30th June 2021 amounting to ₹ 5.8KCr including RCF of ₹ 1KCr

FINANCIALS

In Q1FY22 wholesales (including exports) increased 351.4% to 114,170 units. The volumes across all segments significantly grew as compared to Q1 FY21, however they were lower than Q4 FY21 due to the lockdowns imposed due to the second wave of pandemic.

Revenue for the quarter increased 343.1% to ₹11.9KCr and pre-tax loss before exceptional was ₹ 1,289Cr (vs loss of ₹ 2,141Cr in Q1FY21). PBT improvement was mainly due to better volumes, improved product mix, offset by commodity inflation and fixed costs. EBIT margin was (6.2) % in the quarter (+5510 bps). Free cash flow for the quarter was ₹ (8.0) KCr.

LOOKING AHEAD

The business scenario continues to remain fluid. Demand situation is likely to improve further despite pandemic uncertainty impacting the short term. However, there are significant challenges on the supply side including semi-conductor issues and runaway commodity inflation.

Sequential improvement in overall performance is expected from the second half of FY22. In Commercial Vehicles, the focus remains on growing market share and protecting margins amidst a volatile environment, while in Passenger Vehicles, the company will continue to enhance the sales momentum by leveraging its portfolio and “Reimagining” the front end. In Electric Vehicle, Company will drive up penetration through portfolio expansion and accelerating charging infrastructure. Company is targeting to deliver positive EBIT margin with positive free cash flows in FY22

Girish Wagh, Executive Director Tata Motors Ltd said:

“The successful implementation of a comprehensive Business Agility plan enabled us to manage lockdowns effectively and also deliver competitive growth as markets reopened. In the near term, we remain focused on fulfilling customer demands while driving all levers of the business to mitigate the unprecedented commodity inflation.

Looking beyond the short-term challenges, we see significant opportunities to leverage the mega trends shaping the Indian automotive industry. We are working to transform the customer experience digitally and also strengthen our lead in sustainable mobility. We will continue to make the requisite investments to ensure a competitive product portfolio whilst driving down the cash break-evens of the business to deliver consistent, competitive and cash accretive growth over the medium to long term.”

Tata Motors Group Results-Q1 FY22	July 26, 2021

ADDITIONAL COMMENTARY ON FINANCIAL STATEMENTS

(CONSOLIDATED NUMBERS, IND AS)

FINANCE COSTS

Finance costs increased by ₹ 326Cr to ₹ 2,203Cr during Q1FY’22 vs prior year due to higher gross borrowings as compared to Q1’FY21.

JOINT VENTURES, ASSOCIATES AND OTHER INCOME

For the quarter, net loss from joint ventures and associates amounted to ₹130Cr compared with a loss of ₹60Cr in prior year. Other income (excluding grants) was ₹240Cr versus ₹228Cr in the prior year

FREE CASH FLOWS

Free cash flow (automotive) in the quarter, was negative at ₹18.2 KCr (as compared to negative ₹19.4K Cr in Q1 FY 21) of which ₹16.5K Cr was due to working capital unwind.

Notes: Joint Operations refers to Fiat Automobiles Pvt Ltd and Tata Cummins Pvt Ltd

For further information contact

Corporate Communications, Tata Motors Limited

Phone: 00 91 22 6665 7289; www.tatamotors.com

News Release – 3	July 26, 2021

Independent Auditors Report (Consolidated)

Limited Review Report on Unaudited Quarterly Consolidated Financial Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To the Board of Directors of

Tata Motors Limited

1.

We have reviewed the accompanying Statement of unaudited consolidated financial results of Tata Motors Limited (“the Parent”) and its subsidiaries (the Parent (including its joint operations) and its subsidiaries together referred to as ‘the Group’), and its share of the net loss after tax (net) and total comprehensive loss (net) of its associates and joint ventures for the quarter ended 30 June 2021 (“the Statement”), being submitted by the Parent pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘Listing Regulations’).

2.

This Statement, which is the responsibility of the Parent’s management and approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013, and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the entities mentioned in Annexure 1.

B S R & Co. LLP

Limited Review Report on Unaudited Quarterly Consolidated Financial Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

5.

Attention is drawn to the fact that the figures for the 3 months ended 31 March 2021 as reported in these financial results are the balancing figures between audited figures in respect of the full previous financial year and the published year to date figures upto the third quarter of the previous financial year. The figures upto the third quarter of previous financial year has only been reviewed and not subjected to audit.

6.

Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of other auditors referred to in paragraph 9 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standard and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

7.

The re-appointment of the erstwhile CEO and Managing Director of the Parent for the period 15 February 2021 to 30 June 2021 and the remuneration for this period are subject to approval of the shareholders, which the Parent proposes to obtain in the forthcoming Annual General Meeting, in accordance with the provisions of the Companies Act, 2013. Accordingly, the managerial remuneration aggregating Rs. 2.22 crores paid to the erstwhile CEO and Managing Director of the Parent for the period from 15 February 2021 to 31 March 2021, calculated on a proportionate basis, exceeds the prescribed limits under Section 197 read with Schedule V to the Companies Act, 2013, by Rs. 1.89 crores. This amount excluded Performance and Long Term Incentives aggregating to Rs. 1.20 crores, calculated on a proportionate basis, which was determined and approved by the Board of Directors of the Parent in its meeting held on 23 June 2021, and such amount also exceeds the prescribed limits. The managerial remuneration for the period 1 April 2021 to 30 June 2021 aggregating Rs. 4.41 crores is also subject to this approval. Further, the Parent is also in the process of obtaining Central Government approval since the erstwhile CEO and Managing Director is a non-resident. The remuneration payable to non-executive independent directors aggregating Rs. 1.70 crores for the financial year ended 31 March 2021 is subject to approval of the shareholders, which the Parent proposes to obtain in the forthcoming Annual General Meeting, in accordance with the provisions of the Companies Act, 2013. Our conclusion is not modified in respect of this matter.

8.

We draw your attention to Note 2 to the Statement, which describes the economic and social consequences/disruption the Group is facing as a result of COVID-19 which is impacting supply chains / consumer demand / financial markets / commodity prices / personnel available for work. Our conclusion is not modified in respect of this matter.

9.

We did not review the interim financial statements / financial information / financial results of one joint operation included in the standalone audited interim financial statements / financial information / financial results of the Parent, whose results reflect total revenues (before consolidation adjustments) of Rs. 2,686.61 crores, total net profit after tax (before consolidation adjustments) of Rs. 53.65 crores and total comprehensive income (before consolidation adjustments) of Rs. 54.13 crores for the quarter ended 30 June 2021, as considered in the standalone audited interim financial statements / financial information / financial results of the Parent. The interim financial statements / financial information / financial results of this joint operation have been audited by other auditor whose report has been furnished to us, and our conclusion in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of such other auditor and the procedures performed by us as stated in paragraph 3 above.

B S R & Co. LLP

Limited Review Report on Unaudited Quarterly Consolidated Financial Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

We did not review the interim financial statements / financial information / financial results of 70 step-down subsidiaries included in the Statement, whose interim financial statements / financial information / financial results reflect total revenues (before consolidation adjustments) of Rs. 52,438.06 crores, net loss after tax (before consolidation adjustments) of Rs. 2,734.12 crores and total comprehensive loss (before consolidation adjustments) of Rs. 3,008.41 crores for the quarter ended 30 June 2021, as considered in the consolidated unaudited financial results. The consolidated unaudited financial results also includes the Group’s share of net loss after tax (net) of Rs. 131.25 crores and total comprehensive loss (net) of Rs. 131.25 crores, for the quarter ended 30 June 2021, as considered in the Statement, in respect of six associates and one joint venture, whose interim financial statements / financial information / financial results have not been reviewed by us. These interim financial statements / financial information / financial results have been reviewed by other auditors whose reports have been furnished to us by the management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these step-down subsidiaries, associates and joint venture, is based solely on the report of the other auditors and the procedures performed by us as stated in paragraph 3 above.

Of the 70 step-down subsidiaries listed above, the financial statements / financial information / financial results of two step-down subsidiaries which are located outside India have been prepared under the generally accepted accounting principles (‘GAAPs’) applicable in their respective countries and which have been reviewed by the respective auditors under generally accepted auditing standards applicable in their respective countries. The Parent’s management has converted these financial statements / financial information / financial results from accounting principles generally accepted in their respective countries to Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Companies Act, 2013. We have reviewed these conversion adjustments made by the Parent’s management. Our conclusion in so far as it relates to such subsidiaries located outside India is based on the reports of other auditors under the aforementioned GAAPs in respective countries and the aforesaid conversion adjustments prepared by the Parent’s management and reviewed by us.

Our conclusion on the Statement is not modified in respect of the above matters.

10.

The Statement includes the interim financial statements / financial information / financial results of ten subsidiaries and twelve step-down subsidiaries which have not been reviewed / audited, whose interim financial statements / financial information / financial results reflect total revenues (before consolidation adjustments) of Rs. 178.39 crores, total net profit after tax (net) (before consolidation adjustments) of Rs. 8.33 crores and total comprehensive income (net) (before consolidation adjustments) of Rs. 8.15 crores for the quarter ended 30 June 2021, as considered in the Statement. The Statement also includes the Group’s share of net profit after tax (net) of Rs. 3.47 crores and total comprehensive income (net) of Rs. 3.47 crores for the quarter ended 30 June 2021, as considered in the consolidated unaudited financial results, in respect of four associates and two joint ventures, based on their interim financial statements/ financial information / financial results which have not been reviewed / audited. According to the information and explanations given to us by the management, these interim financial statements / financial information / financial results are not material to the Group.

B S R & Co. LLP

Limited Review Report on Unaudited Quarterly Consolidated Financial Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Our conclusion on the Statement is not modified in respect of the above matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Shiraz Vastani
Partner
Pune	Membership No: 103334
26 July 2021	UDIN: 21103334AAAABH8613

B S R & Co. LLP

Limited Review Report on Unaudited Quarterly Consolidated Financial Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Annexure 1 : List of entities consolidated as at 30 June 2021

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(A) TATA MOTORS - DIRECT SUBSIDIARIES

1	TML Business Services Limited (Name changed from Concorde Motors (India) Limited w.e.f March 31, 2020).

2	Tata Motors European Technical Centre PLC

3	Tata Motors Insurance Broking and Advisory Services Limited

4	TMF Holdings Limited

5	TML Holdings Pte. Limited

6	TML Distribution Company Limited

7	Tata Hispano Motors Carrocera S.A.

8	Tata Hispano Motors Carrocerries Maghreb SA

9	Trilix S.r.l.

10	Tata Precision Industries Pte. Limited

11	Tata Technologies Limited

12 13 14	Tata Marcopolo Motors Limited Brabo Robotics and Automation Limited (Incorporated with effect from 17 July 2019) JT Special Vehicles Private Limited

15	TML CV Mobility Solutions Limited

(B) TATA MOTORS - INDIRECT SUBSIDIARIES

(i) Subsidiary of TML Business Services Limited

16	TML Business Analytical Services Limited

(ii) Subsidiaries of TML Holdings Pte. Ltd.

17	Tata Daewoo Commercial Vehicle Company Limited

18	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited

19	Tata Motors (Thailand) Limited

20	Tata Motors (SA) (Proprietary) Limited

21	PT Tata Motors Indonesia

22	PT Tata Motors Distribusi Indonesia

23	TMNL Motor Services Nigeria Limited

24	Jaguar Land Rover Automotive PLC

(iii) Subsidiaries of Jaguar Land Rover Automotive plc

25	Jaguar Land Rover Holdings Limited

(iv) Subsidiaries of Jaguar Land Rover Holdings Limited

26	Jaguar Land Rover Limited

27	Jaguar Land Rover (China) Investment Co. Ltd

28	Limited Liability Company “Jaguar Land Rover” (Russia)

29	In-Car Ventures Limited

(v) Subsidiaries of Jaguar Land Rover (China) Investment Co. Ltd

30	Shanghai Jaguar Land Rover Automotive Services Company Limited

(vi) Subsidiaries of Jaguar Land Rover Limited

B S R & Co. LLP

Limited Review Report on Unaudited Quarterly Consolidated Financial Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Annexure 1: List of entities consolidated as at 30 June 2021 (continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)

31	Jaguar Land Rover Austria GmbH

32	Jaguar Land Rover Japan Limited

33	JLR Nominee Company Limited

34	Jaguar Land Rover Deutschland GmbH

35	Jaguar Land Rover Classic Deutschland GmbH

36	Jaguar Land Rover North America LLC

37	Jaguar Land Rover Nederland BV

38	Jaguar Land Rover Portugal - Veículos e Peças, Lda.

39	Jaguar Land Rover Australia Pty Limited

40	Jaguar Land Rover Italia Spa

41	Jaguar Land Rover Korea Company Limited

42	Jaguar Land Rover Canada ULC

43	Jaguar Land Rover France, SAS

44	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA

45	Jaguar Land Rover (South Africa) Holdings Limited

46	Jaguar Land Rover India Limited

47	Jaguar Land Rover Espana SL

48	Jaguar Land Rover Belux NV

49	Jaguar Cars South Africa (Pty) Limited

50	Jaguar Cars Limited

51	Land Rover Exports Limited

52	Land Rover Ireland Limited

53	The Daimler Motor Company Limited

54	Daimler Transport Vehicles Limited

55	S.S. Cars Limited

56	The Lanchester Motor Company Limited

57	Jaguar Land Rover Pension Trustees Limited

58	Jaguar Land Rover Slovakia s.r.o

59	Jaguar Land Rover Singapore Pte. Ltd.

60	Jaguar Racing Limited

61	InMotion Ventures Limited

62	Jaguar Land Rover Colombia S.A.S

63	Jaguar Land Rover Ireland (Services) Limited

64	Jaguar Land Rover Mexico, SAPi de CV

65	Jaguar Land Rover Servicios Mexico, S.A. de C.V.

B S R & Co. LLP

Limited Review Report on Unaudited Quarterly Consolidated Financial Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Annexure 1: List of entities consolidated as at 30 June 2021 (continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)

66	Jaguar Land Rover Taiwan Company LTD

67	Jaguar Land Rover Classic USA LLC (incorporated on 1 June 2018)

68	Jaguar Land Rover Hungary KFT

69	Jaguar Land Rover Ventures Limited (Incorporated on 16 May 2019)

70	Spark44 (JV) Limited

71	Bowler Motors Limited (Name changed from Jaguar Land Rover Auto Ventures Limited on 28 January 2020.

72	Jaguar Land Rover (Ningbo) Trading Co. Limited (Incorporated w.e.f. November 4, 2019)

(vii) Subsidiaries of Spark44 (JV) Limited

73	Spark44 Pty. Ltd. (Sydney)

74	Spark44 GMBH (Frankfurt)

75	Spark44 LLC (LA & NYC)

76	Spark44 Shanghai Limited (Shanghai)

77	Spark44 Middle East DMCC (Dubai)

78	Spark44 Demand Creation Partners Limited (Mumbai)

79	Spark44 Limited (London & Birmingham)

80	Spark44 Pte Ltd (Singapore)

81	Spark44 Communication SL (Madrid)

82	Spark44 SRL (Rome)

83	Spark44 Seoul Limited (Seoul)

84	Spark44 Japan KK (Tokyo)

85	Spark44 Canada Inc (Toronto)

86	Spark44 Pty. Limited (South Africa)

87	Spark44 Taiwan Limited (Taiwan)

88	Spark44 Colombia S.A.S (Colombia)

(viii) Subsidiaries of Jaguar Land Rover (South Africa) Holdings Limited

89	Jaguar Land Rover (South Africa) (Pty) Limited

(ix) Subsidiaries of InMotion Ventures Limited

90	InMotion Ventures 2 Limited

91	InMotion Ventures 3 Limited

(x) Subsidiaries of Tata Technologies Ltd.

92	Tata Technologies Pte. Limited

93	Tata Technologies (Thailand) Limited

94	Tata Technologies Inc.

95	Tata Manufacturing Technologies (Shanghai) Co. Limited

B S R & Co. LLP

Limited Review Report on Unaudited Quarterly Consolidated Financial Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Annexure 1: List of entities consolidated as at 30 June 2021 (continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)

96	INCAT International Plc.

97	Tata Technologies Europe Limited

98	Tata Technologies Nordics AB (formerly known as Escenda Engineering AB)

99	Tata Technologies de Mexico, S.A. de C.V.

100	Cambric Limited

101	Incat Gmbh

102	Tata Technlogies SRL Romania

(xi) Subsidiaries of TMF Holdings Ltd. (Formerly Tata Motors Finance Limited)

103	Tata Motors Finance Solutions Limited

104	Tata Motors Finance Limited (Name changed from Sheba Properties Limited w.e.f 30 June 2017)

(C) TATA MOTORS - ASSOCIATES

105	Jaguar Cars Finance Limited

106	Synaptiv Limited

107	Cloud Car Inc

108	Drive Club Service Pte Ltd

109	Automobile Corporation of Goa Limited

110	Nita Company Limited

111	Tata Hitachi Construction Machinery Company Private Limited

112	Tata Precision Industries (India) Limited

113 114	Tata AutoComp Systems Limited Jaguar Land Rover Schweiz AG

115	Inchcape JLR Europe Limited

(D) TATA MOTORS - JOINT OPERATIONS

116	Tata Cummins Private Limited

117	Fiat India Automobiles Private Limited

(E) TATA MOTORS - JOINT VENTURES

118	Chery Jaguar Land Rover Automotive Company Limited

119	Tata HAL Technologies Limited

120	Loginomic Tech Solutions Private Limited

News Release – 4	July 26, 2021

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

						(₹ in crores)
STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2021
		Quarter ended				Year ended
		June 30,		March 31,	June 30,	March 31,
	Particulars	2021		2021	2020	2021
		Unaudited		Audited [Refer Note 13]	Unaudited	Audited
	Revenue from operations
I	(a) Revenue		65,535.38	87,772.31	31,481.86	246,972.17
	(b) Other Operating Revenues		871.07	855.59	501.20	2,822.58
	Total Revenue from Operations (a)+(b)		66,406.45	88,627.90	31,983.06	249,794.75
II	Other income (includes Government incentives)		581.60	691.44	606.53	2,643.19
III	Total Income (I + II)		66,988.05	89,319.34	32,589.59	252,437.94
IV	Expenses
	(a) Cost of materials consumed
	(i) Cost of materials consumed		37,312.38	52,201.81	9,941.51	141,392.43
	(ii) Basis adjustment on hedge accounted derivatives		218.45	(0.57)	(25.14)	(35.16)
	(b) Purchase of products for sale		3,677.75	3,812.97	1,724.92	12,250.09
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		1,341.56	979.02	8,279.95	4,684.16
	(d) Employee benefits expense (refer note 11)		7,994.70	7,982.99	5,694.26	27,648.48
	(e) Finance costs		2,203.30	2,144.83	1,876.81	8,097.17
	(f) Foreign exchange (gain)/loss (net)		14.89	(628.93)	(47.14)	(1,732.15)
	(g) Depreciation and amortisation expense		6,202.13	6,217.12	5,599.37	23,546.71
	(h) Product development/engineering expenses		2,043.60	1,872.21	1,094.92	5,226.63
	(i) Other expenses		12,093.48	12,601.40	7,442.73	40,921.97
	(j) Amount transferred to capital and other account		(3,533.03)	(3,566.73)	(2,805.65)	(12,849.13)
	Total expenses (IV)		69,569.21	83,616.12	38,776.54	249,151.20
V	Profit/(loss) before exceptional items and tax (III - IV)		(2,581.16)	5,703.22	(6,186.95)	3,286.74
VI	Exceptional Items
	(a) Defined benefit pension plan amendment past service cost		—	—	—	84.81
	(b) Employee separation cost		1.13	116.66	—	459.90
	(c) Charge associated with change in JLR Strategy (refer note 4)		—	14,994.30	—	14,994.30
	(d) Write off/provision (reversal) for tangible/intangible assets (including under development)		—	114.00	—	114.00
	(e) Impairment losses/(Reversal) in Passenger Vehicle Business (refer note 5)		—	(1,182.41)	—	(1,182.41)
	(f) Provision/(Reversal) for onerous contracts and related supplier claims (refer note 6)		—	(663.00)	—	(663.00)
	(g) Reversal for cost of closure of operation of a subsidiary		(1.13)	(33.06)	(3.22)	(46.58)
	(h) Others (refer note 7)		(2.52)	—	—	—
VII	Profit/(loss) before tax (V - VI)		(2,578.64)	(7,643.27)	(6,183.73)	(10,474.28)
VIII	Tax expense/(credit) (net)
	(a) Current tax		444.34	158.47	126.11	1,710.18
	(b) Deferred tax		1,297.62	(290.89)	2,074.38	831.68
	Total tax expense/(credit) (net) (refer note 8)		1,741.96	(132.42)	2,200.49	2,541.86
IX	Profit/(Loss) for the period/year from continuing operations (VII - VIII)		(4,320.60)	(7,510.85)	(8,384.22)	(13,016.14)
X	Share of profit/(loss) of joint ventures and associates (net)		(129.52)	(74.49)	(59.76)	(378.96)
XI	Profit/(Loss) for the period/year (IX + X)		(4,450.12)	(7,585.34)	(8,443.98)	(13,395.10)
	Attributable to:
	(a) Shareholders of the Company		(4,450.92)	(7,605.40)	(8,437.99)	(13,451.39)
	(b) Non-controlling interests		0.80	20.06	(5.99)	56.29
XII	Other comprehensive income/(loss)
	(A) (i) Items that will not be reclassified to profit or loss		(537.65)	4,170.98	(8,793.30)	(6,866.99)
	(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit or loss		1,023.27	(774.82)	1,677.85	1,369.11
	(B) (i) Items that will be reclassified to profit or loss		387.38	(437.87)	(366.51)	9,517.24
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		78.89	147.63	42.36	(1,100.02)
	Total other comprehensive income/(loss)		951.89	3,105.92	(7,439.60)	2,919.34
XIII	Total comprehensive income/(loss) for the period/year (net of tax) (XI + XII)		(3,498.23)	(4,479.42)	(15,883.58)	(10,475.76)
	Attributable to:
	(a) Shareholders of the Company		(3,509.91)	(4,502.62)	(15,876.21)	(10,551.20)
	(b) Non-controlling interests		11.68	23.20	(7.37)	75.44
XIV	Paid-up equity share capital (face value of ₹2 each)		765.81	765.81	719.54	765.81
XV	Reserves excluding revaluation reserves					54,480.91
XVI	Earnings per share (EPS)
	A. Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	(11.62)	(20.24)	(23.46)	(36.99)
	(b) Diluted EPS	₹	(11.62)	(20.24)	(23.46)	(36.99)
	B. ‘A’ Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	(11.62)	(20.24)	(23.46)	(36.99)
	(b) Diluted EPS	₹	(11.62)	(20.24)	(23.46)	(36.99)
			Not annualised

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The operating results for Vehicle Financing has been adjusted only for finance cost for the borrowings sourced by this segment.

Operating segments consist of :

a)	Automotive: The Automotive segment consists of four reportable sub-segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing.

b)	Others: Others consist of IT services and machine tools and factory automation solutions.

This segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

					(₹ in crores)
		Quarter ended			Year ended
		June, 30	March 31,	June, 30	March 31,
		2021		2020	2021
	Particulars	Unaudited	Audited [refer note 13]	Unaudited	Audited
A.	Segment Revenue :
	Revenue from operations
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	7,853.76	14,333.81	2,136.75	33,104.14
	(b) Passenger Vehicle	5,194.17	6,475.18	1,177.29	16,606.24
	(c) Corporate/Unallocable	38.14	147.29	26.27	282.76
	- Vehicle Financing	1,059.85	1,229.47	959.27	4,490.45
	- Jaguar and Land Rover	51,795.37	66,074.61	27,374.32	193,822.71
	Less: Intra segment eliminations	(25.65)	(59.43)	(20.28)	(125.28)

	-Total	65,915.64	88,200.93	31,653.62	248,181.02
II.	Others	752.63	718.99	528.62	2,612.46

	Total Segment Revenue	66,668.27	88,919.92	32,182.24	250,793.48
	Less: Inter segment revenue	(261.82)	(292.02)	(199.18)	(998.73)

	Revenue from Operations	66,406.45	88,627.90	31,983.06	249,794.75

B.	Segment results before other income (excluding Government Incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax:
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	(326.75)	801.88	(1,094.58)	(305.44)
	(b) Passenger Vehicle	(341.74)	(177.83)	(661.51)	(1,564.16)
	(c) Corporate/Unallocable	(39.28)	(4.46)	(53.07)	(74.89)
	- Vehicle Financing (net off finance costs pertaining to borrowings sourced by the segment)	(482.29)	29.32	(38.69)	(57.45)
	- Jaguar and Land Rover	(232.73)	5,595.38	(3,494.86)	7,691.03

	-Total	(1,422.79)	6,244.29	(5,342.71)	5,689.09
II.	Others	107.21	117.99	25.88	319.47

	Total Segment results	(1,315.58)	6,362.28	(5,316.83)	6,008.56
	Less: Inter segment eliminations	(2.18)	6.30	14.48	66.70

	Net Segment results	(1,317.76)	6,368.58	(5,302.35)	6,075.26
	Add/(Less) : Other income (excluding Govt. Incentives)	240.45	141.73	228.47	725.05
	Add/(Less) : Finance costs (excluding pertaining to borrowings sourced by the vehicle finance segment)	(1,488.96)	(1,436.02)	(1,160.21)	(5,245.72)
	Add/(Less) : Foreign exchange gain/(loss) (net)	(14.89)	628.93	47.14	1,732.15
	Add/(Less) : Exceptional items
	- Tata and other brands vehicles
	(a) Commercial Vehicle	2.52	(9.31)	3.22	(53.66)
	(b) Passenger Vehicle	—	1,682.22	—	1,673.71
	(c) Corporate/Unallocable	—	(19.69)	—	(24.96)
	- Jaguar and Land Rover	—	(14,994.30)	—	(15,350.70)
	- Others	—	(5.41)	—	(5.41)

	Total Profit/(loss) before tax	(2,578.64)	(7,643.27)	(6,183.73)	(10,474.28)

		As at June 30,	As at June 30,	As at March 31,
		2021	2020	2021
C.	Segment Assets	Unaudited	Unaudited	Audited
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	28,658.21	25,873.73	27,086.92
	(b) Passenger Vehicle	17,439.31	16,002.60	16,296.91
	(c) Corporate/Unallocable	4,585.14	1,712.53	2,086.18
	- Tata and other brands vehicles - assets held for sale	—	193.38	220.80
	- Vehicle Financing	36,344.62	34,029.17	39,565.55
	- Jaguar and Land Rover (including assets classified as held for sale)	177,024.04	172,470.77	179,341.50

	-Total	264,051.32	250,282.18	264,597.86
II.	(a) Others	2,790.78	2,393.60	2,477.58

	Total Segment Assets	266,842.10	252,675.78	267,075.44
	Less: Inter segment eliminations	(1,272.27)	(1,324.66)	(1,269.89)

	Net Segment Assets	265,569.83	251,351.12	265,805.55
	Investment in equity accounted investees
	- Tata and other brands vehicles - Corporate/Unallocable	436.77	428.02	427.14
	- Jaguar and Land Rover	3,157.52	3,385.91	3,182.53
	- Others	584.66	545.19	591.12
	Add : Unallocable assets	60,192.28	42,434.19	73,119.46

	Total Assets	329,941.06	298,144.43	343,125.80

D.	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	13,816.91	10,329.12	18,038.77
	(b) Passenger Vehicle	6,235.68	4,039.77	6,035.88
	(c) Corporate/Unallocable	767.90	1,469.94	1,106.16
	- Vehicle Financing	621.19	500.70	837.32
	- Jaguar and Land Rover (including liabilities for assets classified as held for sale)	102,631.25	90,834.30	114,420.20

	-Total	124,072.93	107,173.83	140,438.33
II.	(a) Others	1,483.18	799.85	1,508.46

	Total Segment Liabilities	125,556.11	107,973.68	141,946.79
	Less: Inter segment eliminations	(279.52)	(275.52)	(271.47)

	Net Segment Liabilities	125,276.59	107,698.16	141,675.32
	Add : Unallocable liabilities	150,871.41	142,460.47	144,630.27

	Total Liabilities	276,148.00	250,158.63	286,305.59

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on July 26, 2021.
2)

Covid-19 pandemic has rapidly spread throughout the world, including India. Governments in India and across the world have taken significant measures to curb the spread of the virus including imposing mandatory lockdowns and restrictions in activities. Consequently, Company’s manufacturing plants and offices had to be closed down / operate under restrictions for a considerable period of time. Lockdowns / restrictions have impacted the Company operationally including on commodity prices, supply chain matters (including semiconductor supplies), consumer demand and recoveries of loans under its vehicle financing business. More recently, the next wave of the pandemic has impacted India and other countries. The Company is monitoring the situation closely taking into account the increasing level of infections in India and across the world and directives from the various Governments. In the month of June 2021, certain lockdowns have been lifted gradually as the number of COVID cases reduced post the surge in cases due to second wave in India. Management believes that it has taken into account all the possible impacts of known events arising from COVID-19 pandemic in the preparation of the financial results including but not limited to its assessment of Company’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development, allowances for losses for finance receivables and the net realisable values of other assets. However, given the effect of these lockdowns and restrictions on the overall economic activity and in particular on the automotive industry, the impact assessment of COVID-19 on the above mentioned financial statement captions is subject to significant estimation uncertainties due to its nature and duration and, accordingly, the actual impacts in future may be different from those estimated as at the date of approval of these financial results. The Company will continue to monitor any material changes to future economic conditions and consequential impact on its financial results.

3)

During the year ended March 31, 2020, the Company had allotted 20,16,23,407 Ordinary Shares at a price of ₹ 150 per Ordinary Share aggregating to ₹ 3,024.35 crores and 23,13,33,871 Convertible Warrants (‘Warrants’), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of ₹ 150 per Warrant (‘Warrant Price’), aggregating to ₹ 3,470.00 crores on a preferential basis to Tata Sons Private Limited. An amount equivalent to 25% of the Warrant Price was paid at the time of subscription and the balance 75% of the Warrant Price was payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s), by June 2021. The Company has fully utilized the amount of ₹ 3,891.85 crores towards repayment of debt, and other general corporate purposes of the Company and its subsidiaries. During the year ended March 31, 2021, on exercise of options by Tata Sons Private Ltd and on receipt of balance subscription money of ₹ 2,602.51 crores, the Company has fully converted 23,13,33,871 convertible warrants into Ordinary Shares, that were issued during year ended March 31, 2020. As at June 30,2021 the Company has utilised amount of ₹ 1,550.00 crores towards repayment of debt, and other general corporate purposes of the Company.

4)	During the year ended March 31, 2021, exceptional charge of ₹ 14,994.30 crores was recognised under the Jaguar Land Rover’s Reimagine strategy comprising following:
a)	Asset write-downs of £951.83 million (₹ 9,606.11 crores) in relation to models cancelled.
b)

Restructuring costs of £533.88 million (₹ 5,388.19 crores) includes costs of £526.36 million (₹ 5,312.29 crores) accruals to settle legal obligations on work performed to date and provisions for redundancies and other third party obligations and defined benefit past service cost of £7.52 million (₹ 75.90 crores).

5)

As at March 31, 2020, the Company had assessed the recoverable value of Passenger vehicle business of Tata Motors Limited, which represent a single cash-generating unit (CGU), due to refresh of its strategy in response to change in market conditions on account of various factors (economic environment, demand forecasts etc.) including COVID 19 pandemic. The recoverable value determined by Fair Value less Cost of Disposal (‘FVLCD’) was lower than the carrying value of the CGU and this had resulted in an impairment charge of ₹ 1,418.64 crores for the year ended March 31, 2020. As at March 31, 2021, the Company had identified certain triggers for reversal of the previously recorded impairment based on both external and internal indicators. Accordingly, the Company had reassessed its estimates and determined the recoverable value for this CGU considering the significant improvement in absolute and relative performance and outlook of the business when compared with the assumed performance at the time when the impairment loss was recorded. Based on this reassessment, the Company had reversed the initially recognised impairment for this CGU.

6)

During the year ended March 31, 2020, a provision had been recognized for certain supplier contracts ranging from 5 to 10 years, which had become onerous, as the Company estimated that it will procure lower quantities than committed and the costs will exceed the future economic benefit. As at March 31, 2021, the Company had reassessed the onerous provision created and based on the revised volume outlook a reversal of provision aggregating ₹ 777.00 crores had been accounted. During the year ended March 31, 2021, the Company had also made provision for estimated supplier claims of ₹ 114.00 crores, which are under negotation with supplier.

7)

During the quarter ended June 30, 2021, the Company has completed the sale of certain assets related to defence business to Tata Advanced Systems Limited (TASL) for sale consideration of ₹ 234.09 crores againts the Net Assets of ₹ 231.57 crores resulting in a gain of ₹ 2.52 crores recorded as an exceptional item in Statement of Profit and Loss.

8)	Despite a loss during the quarter ended June 30, 2021, a tax charge of ₹ 1,823.38 crores (£176.7 million) was incurred at Jaguar Land Rover as a result of:
i)	Inability to recognise UK deferred tax assets arising in the period due to current UK loss profile;
ii)

Non-recognition of UK deferred tax assets relating to pension and hedging movements in other reserves, ₹ 825.18 crores (£80 million) of which arises in consequence of the recently announced increase in future UK Corporation Tax rate to 25% from April 1, 2023 (currently 19%).

9)

During the quarter ended June 30, 2021, the JLRA plc Board approved a resolution to sell its share of the equity of Spark44 (JV) Limited subject to certain restructuring actions being completed by the Spark44 Group, which are also approved by Spark44 Board. Thus, Spark44’s assets of ₹ 319.96 crores (£31 million) and liabilities of ₹ 270.83 crores (£26 million) has been classified as “held for sale” as at June 30, 2021. The sale of JLR’s equity in Spark44 is deemed to be highly probable and the Spark44 business is available for immediate sale in its present condition.

10)

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stakeholders which are under active consideration by the Ministry. The Company will assess the impact and its evaluation once the subject rules are notified and will give appropriate impact in its financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

11)

Employee benefits expense for the quarter ended June 30, 2021 is net of Government grants received by certain subsidiary companies amounting to ₹ 61.89 crores (£6 million) (₹ 1,168.27 crores (£124 million) for the quarter ended June 30, 2020, ₹ 78.93 crores (£6 million) and ₹ 1,833.01 crores (£188.9 million) for the quarter and year ended March 31, 2021, respectively).

12)

Subsequent to quarter ended June 30, 2021, Jaguar Land Rover has issued Senior Notes of ₹ 3,716.57 crores ($500 million) at 5.5% due in July 2029 and ₹ 4,419.44 crores (€500 million) at 4.5% due in July 2028.

13)

Figures for the quarter ended March 31, 2021, represent the balancing figures between the audited figures in respect of full financial year and the published figures for the nine months ended December 31, 2020, which were subject to limited review.

14)	The Statutory Auditors have carried out a limited review of the consolidated financial results for the quarter ended June 30, 2021.

Tata Motors Limited

GIRISH WAGH
Pune, July 26, 2021	Executive Director

News Release – 5	July 26, 2021

Independent Auditors Report (Standalone)

INDEPENDENT AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF TATA MOTORS LIMITED

Report on the audit of the Standalone Financial Results

Opinion

We have audited the accompanying standalone quarterly financial results of Tata Motors Limited (the ‘‘Company”) which includes two joint operations consolidated on a proportionate basis for the quarter ended 30 June 2021, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of the report of the other auditor on separate financial statements/ financial information of one joint operation as was audited by the other auditor, these standalone financial results:

i.	are presented in accordance with the requirements of Regulation 33 of the Listing Regulations in this regard; and

ii.

give a true and fair view in conformity with the recognition and measurement principles laid down in the applicable accounting standards and other accounting principles generally accepted in India of the net loss and other comprehensive income and other financial information for the quarter ended 30 June 2021.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Companies Act, 2013 (“the Act”). Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us along with the consideration of the audit report of the other auditor referred to in “Other Matter” paragraph below, is sufficient and appropriate to provide a basis for our opinion on the standalone financial results.

B S R & Co. LLP

INDEPENDENT AUDITORS’ REPORT (Continued)

TATA MOTORS LIMITED

Emphasis of Matter

a)

The re-appointment of the erstwhile CEO and Managing Director for the period 15 February 2021 to 30 June 2021 and the remuneration for this period are subject to approval of the shareholders, which the Company proposes to obtain in the forthcoming Annual General Meeting, in accordance with the provisions of the Companies Act, 2013. Accordingly, the managerial remuneration aggregating Rs. 2.22 crores paid to the erstwhile CEO and Managing Director of the Company for the period from 15 February 2021 to 31 March 2021, calculated on a proportionate basis, exceeds the prescribed limits under Section 197 read with Schedule V to the Companies Act, 2013, by Rs. 1.89 crores. This amount excluded Performance and Long Term Incentives aggregating Rs. 1.20 crores, calculated on a proportionate basis, which was determined and approved by the Board of Directors of the Company in its meeting held on 23 June 2021, and such amount also exceeds the prescribed limits. The managerial remuneration for the period 1 April 2021 to 30 June 2021 aggregating Rs. 4.41 crores is also subject to this approval. Further, the Company is also in the process of obtaining Central Government approval since the erstwhile CEO and Managing Director is a non-resident. The remuneration payable to non-executive independent directors aggregating Rs. 1.70 crores for the financial year ended 31 March 2021 is subject to approval of the shareholders, which the Company proposes to obtain in the forthcoming Annual General Meeting, in accordance with the provisions of the Companies Act, 2013.

b)

We draw your attention to Note 8 to these financial results, which describes the economic and social consequences/disruption the Company is facing as a result of COVID-19 which is impacting supply chains / consumer demand / financial markets /commodity prices / personnel available for work.

Our opinion is not modified in respect of the above matters.

Management’s and Board of Directors’ Responsibilities for the Standalone Financial Results

These standalone quarterly financial results have been prepared on the basis of the interim financial statements.

The Company’s Management and Board of Directors are responsible for the preparation of these financial results that give a true and fair view of the net profit/loss and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, ‘Interim Financial Reporting’ prescribed under Section 133 of the Act and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The respective Board of Directors of the Company and its joint operations are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the respective company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial results, the Management and the respective Board of Directors of the Company and its joint operations are responsible for assessing the ability of each company to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the Company and its joint operations is also responsible for overseeing the financial reporting process of respective company.

B S R & Co. LLP

INDEPENDENT AUDITORS’ REPORT (Continued)

TATA MOTORS LIMITED

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the standalone financial results, including the disclosures, and whether the financial results represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial results/financial information of the joint operations of the Company to express an opinion on the standalone financial results. We are responsible for the direction, supervision and performance of the audit of financial information of such joint operation included in the standalone financial results of which we are the independent auditors. For the other joint operation included in the standalone annual financial results, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion. Our responsibilities in this regard are further described in section titled “Other Matter” in this audit report.

B S R & Co. LLP

INDEPENDENT AUDITORS’ REPORT (Continued)

TATA MOTORS LIMITED

Auditor’s Responsibilities for the Audit of the Standalone Financial Results (continued)

We communicate with those charged with governance of the Company and such joint operation included in standalone financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Other Matters

a)

The standalone financial results include the audited financial results of one joint operation, whose interim financial statements/financial results/ financial information reflect total revenue (before consolidation adjustments) of Rs. 2,686.61 crores and net profit after tax (before consolidation adjustments) of Rs. 53.65 crores for the quarter ended 30 June 2021 as considered in the standalone financial results, which have been audited by their independent auditor. The independent auditors’ report on interim financial statements/ financial results/financial information of this joint operation has been furnished to us by the management and our opinion on the standalone financial results, in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of such auditor. Our opinion on the standalone financial results is not modified in respect of the above matter with respect to our reliance on the work done and the report of the other auditor.

b)

Attention is drawn to the fact that the figures for the 3 months ended 31 March 2021 as reported in these financial results are the balancing figures between audited figures in respect of the full previous financial year and the published year to date figures up to the third quarter of the previous financial year. Our opinion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Shiraz Vastani
Partner
Place: Pune	Membership No.: 103334
Date: 26 July 2021	UDIN: 21103334AAAABG1195

News Release – 6	July 26, 2021

Standalone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

						(₹ in crores)
STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2021
		Quarter ended				Year ended
	Particulars	June 30, 2021		March 31, 2021	June 30, 2020	March 31, 2021
				(Refer note 11)
I	Revenue from operations	Audited
	(a) Revenue		11,818.31	19,826.57	2,634.14	46,559.39
	(b) Other operating revenue (refer note 4)		85.88	219.33	52.73	472.08
	Total revenue from operations (a)+(b)		11,904.19	20,045.90	2,686.87	47,031.47
II.	Other Income (includes Government incentives)		245.81	260.00	134.33	842.96
III.	Total Income (I+II)		12,150.00	20,305.90	2,821.20	47,874.43
IV.	Expenses
	(a) Cost of materials consumed		8,813.14	12,914.62	1,173.22	30,010.61
	(b) Purchases of products for sale		1,723.01	2,059.95	457.22	5,490.67
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		(1,401.54)	387.78	309.56	(69.02)
	(d) Employee benefits expense		1,180.41	1,081.76	966.74	4,212.99
	(e) Finance costs		621.10	514.85	552.80	2,358.54
	(f) Foreign exchange (gain)/loss (net)		44.02	21.23	20.93	1.67
	(g) Depreciation and amortisation expense		959.39	964.16	859.89	3,681.61
	(h) Product development/engineering expenses		208.53	356.17	138.19	907.64
	(i) Other expenses		1,495.12	2,118.54	661.73	5,801.90
	(j) Amount transferred to capital and other accounts		(203.92)	(257.82)	(177.70)	(817.53)
	Total expenses (IV)		13,439.26	20,161.24	4,962.58	51,579.08
V.	Profit/(loss) before exceptional items and tax (III-IV)		(1,289.26)	144.66	(2,141.38)	(3,704.65)
VI.	Exceptional Items
	(a) Employee separation cost		1.13	144.79	—	215.97
	(b) Write off/provision (reversal) for tangible/intangible assets (including under development)		—	114.00	—	114.00
	(c) Provision/(reversal) for loan given to/investment and cost of closure in subsidiary companies/ joint venture (net)		26.28	41.00	48.88	123.36
	(d) Impairment losses/(reversal) in passenger vehicle business (refer note 5)		—	(1,182.41)	—	(1,182.41)
	(e) Provision/(reversal) for Onerous Contracts and related supplier claims (refer note 6)		—	(663.00)	—	(663.00)
	(f) Others (refer note 10)		(2.52)	—	—	—
VII.	Profit/(loss) before tax (V-VI)		(1,314.15)	1,690.28	(2,190.26)	(2,312.57)
VIII.	Tax expense/(credit) (net)
	(a) Currrent tax		10.49	34.25	9.25	82.31
	(b) Deferred tax		(3.90)	10.34	(8.87)	0.56
	Total tax expense (net)		6.59	44.59	0.38	82.87
IX.	Profit/(loss) for the period from continuing operations (VII-VIII)		(1,320.74)	1,645.69	(2,190.64)	(2,395.44)
X.	Other comprehensive income/(loss):
	(A) (i) Items that will not be reclassified to profit and loss		171.58	125.49	26.26	342.22
	(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit and loss		(14.06)	(8.38)	2.49	(8.60)
	(B) (i) Items that will be reclassified to profit and loss		(31.87)	27.58	11.77	168.12
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit and loss		11.15	(9.64)	(4.12)	(58.75)
	Total other comprehensive income/(loss)		136.80	135.05	36.40	442.99
XI.	Total comprehensive income/(loss) for the period (IX+X)		(1,183.94)	1,780.74	(2,154.24)	(1,952.45)
XII.	Paid-up equity share capital (face value of ₹2 each)		765.81	765.81	719.54	765.81
XIII.	Reserves excluding revaluation reserve (as per balance sheet of previous accounting year)					18,290.16
XIV.	Earnings/(loss) per share (EPS)
	(a) Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	(3.45)	4.37	(6.09)	(6.59)
	(ii) Diluted EPS	₹	(3.45)	4.37	(6.09)	(6.59)
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	(3.45)	4.47	(6.09)	(6.59)
	(ii) Diluted EPS	₹	(3.45)	4.47	(6.09)	(6.59)
		Not annualised

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles, as well as sale of related parts and accessories. The Company’s products mainly include commercial vehicles and passenger vehicles. Accordingly, the Company has Commercial Vehicles and Passenger Vehicles as two reportable segments. The segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

(₹ in crores)

		Quarter ended			Year ended
	Particulars	June 30, 2021	March 31, 2021	June 30, 2020	March 31, 2021
		Audited
A.	Segment Revenue :
	Revenue from operations
I.	Commercial Vehicles	6,542.37	13,338.58	1,437.96	29,899.07
II.	Passenger Vehicles	5,327.57	6,565.46	1,222.63	16,856.43
III.	Corporate/Unallocable	34.25	141.86	26.28	275.97

	Total Segment Revenue	11,904.19	20,045.90	2,686.87	47,031.47
	Less: Inter segment revenue	—	—	—	—

	Revenue from operations	11,904.19	20,045.90	2,686.87	47,031.47

B.	Segment results before other income (excluding government incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax :
I.	Commercial Vehicles	(374.01)	805.63	(927.74)	18.38
II.	Passenger Vehicles	(322.48)	(188.28)	(644.95)	(1,568.28)
III.	Corporate/Unallocable	(43.44)	(20.79)	(50.76)	(89.23)

	Total Segment results	(739.93)	596.56	(1,623.45)	(1,639.13)
	Less: Inter segment eliminations	—	—	—	—

	Net Segment results	(739.93)	596.56	(1,623.45)	(1,639.13)
	Add/(Less) : Other income (excluding incentives)	115.79	84.18	55.80	294.69
	Add/(Less) : Finance costs	(621.10)	(514.85)	(552.80)	(2,358.54)
	Add/(Less) : Foreign exchange gain/(loss) (net)	(44.02)	(21.23)	(20.93)	(1.67)
	Add/(Less) : Exceptional items
	-Commercial Vehicles	1.39	(101.49)	—	(159.21)
	-Passenger Vehicles	—	1,707.67	—	1,699.63
	-Corporate/Unallocable	(26.28)	(60.56)	(48.88)	(148.34)

	Total profit/(loss) before tax	(1,314.15)	1,690.28	(2,190.26)	(2,312.57)

		As at June 30,	As at June 30,	As at March 31,
		2021	2020	2021
C.	Segment Assets	Audited	Audited

I.	Commercial Vehicles	23,828.58	21,448.61	22,478.62

II.	Passenger Vehicles	17,958.50	16,650.99	16,669.73
III.	Corporate/Unallocable	23,602.86	23,917.86	25,690.51
	-Total	65,389.94	62,017.46	64,838.86
IV.	Assets classified as held for sale	—	193.38	220.80

	Total Assets	65,389.94	62,210.84	65,059.66

D.	Segment Liabilities
I.	Commercial Vehicles	11,829.65	9,121.93	16,296.11
II.	Passenger Vehicles	5,972.82	4,113.90	5,725.94
III.	Corporate/Unallocable	29,713.20	32,739.38	23,981.64

	Total Liabilities	47,515.67	45,975.21	46,003.69

Notes:

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on July 26, 2021.

2)

The above results include the Company’s proportionate share of income and expenditure in its two Joint Operations, namely Tata Cummins Private Limited and Fiat India Automobiles Private Limited. Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid two Joint Operations:

					(₹ in crores)
Particulars		Quarter ended			Year ended
		June 30, 2021	March 31, 2021	June 30, 2020	March 31, 2021
1	Revenue from operations	11,775.75	19,932.18	2,478.29	46,536.61
2	Profit/(loss) before tax	(1,287.42)	1,519.44	(2,238.45)	(2,752.35)
3	Profit/(loss) after tax	(1,284.55)	1,534.91	(2,236.23)	(2,687.07)

3)

During the year ended March 31, 2020, the Company has allotted 20,16,23,407 Ordinary Shares at a price of ₹ 150 per Ordinary Share aggregating to ₹ 3,024.35 crores and 23,13,33,871 Convertible Warrants (‘Warrants’), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of ₹ 150 per Warrant (‘Warrant Price’), aggregating to ₹ 3,470.00 crores on a preferential basis to Tata Sons Private Limited. An amount equivalent to 25% of the Warrant Price was paid at the time of subscription and the balance 75% of the Warrant Price was payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s) by June 2021.The Company has fully utilised the amount of ₹ 3,891.85 crores towards repayment of debt, and other general corporate purposes of the Company and its subsidiaries. During the quarter and year ended March 31, 2021, on exercise of options by Tata Sons Private Limited and on receipt of the balance subscription money of ₹ 2,602.51 crores, the Company has fully converted 23,13,33,871 convertible warrants into Ordinary Shares, that were issued during the year ended March 31, 2020. As at June 30, 2021 the Company has utilised amount of ₹ 1,550.00 crores towards repayment of debt, and other general corporate purposes of the Company.

4)	Other operating revenue includes:

Particulars	Quarter ended			Year ended
	June 30, 2021	March 31, 2021	June 30, 2020	March 31, 2021
Profit on sale of properties	0.13	90.26	0.11	143.44

5)

As at March 31, 2020, the Company had assessed the recoverable value of Passenger vehicle business of Tata Motors Limited on standalone basis, which represent a single cash-generating unit (CGU), due to refresh of its strategy in response to change in market conditions on account of various factors (economic environment, demand forecasts etc.) including COVID 19 pandemic. The recoverable value determined by Fair Value less Cost of Disposal (‘FVLCD’) was lower than the carrying value of the CGU and this had resulted in an impairment charge of ₹ 1,418.64 crores for the year ended March 31, 2020. As at March 31, 2021, the Company had identified certain triggers for reversal of the previously recorded impairment based on both external and internal indicators. Accordingly, the Company had reassessed its estimates and determined the recoverable value for this CGU considering the significant improvement in absolute and relative performance and outlook of the business when compared with the assumed performance at the time when the impairment loss was recorded. Based on this reassessment, the Company had reversed the initially recognised impairment for this CGU.

6)

During the year ended March 31, 2020, a provision had been recognized for certain supplier contracts ranging from 5 to 10 years, which had become onerous, as the Company estimated that it will procure lower quantities than committed and the costs will exceed the future economic benefit. As at March 31, 2021, the Company had reassessed the onerous provision created and based on the revised volume outlook a reversal of provision aggregating ₹ 777.00 crores had been accounted. During the year ended March 31, 2021 the Company had also made provision for estimated supplier claims of ₹ 114.00 crores, which are under negotation with supplier.

7)

The Board of Directors has, at its meeting held on July 31, 2020 , approved (subject to the requisite regulatory and other approvals) a Scheme of Arrangement between Tata Motors Limited and TML Business Analytics Services Limited (Transferee Company) for:

(a)

Transfer of the PV Undertaking of the Company as a going concern, on a slump sale basis as defined under Section 2(42C) of the Income-tax Act, 1961, to the Transferee Company for a lump sum consideration of ₹ 9,417.00 crores through issuance of equity shares; and

(b)

Reduction of its share capital without extinguishing or reducing its liability on any of its shares by writing down a portion of its securities premium account to the extent of ₹ 11,173.59 crores, with a corresponding adjustment to the accumulated losses of the Company.

The Scheme of Arrangement has been filed with National Company Law Tribunal, Mumbai Bench for approval. The hearing was concluded on July 1, 2021 and the final order is awaited.

8)

Covid-19 pandemic has rapidly spread throughout the world, including India. Governments in India and across the world have taken significant measures to curb the spread of the virus including imposing mandatory lockdowns and restrictions in activities. Consequently, Company’s manufacturing plants and offices had to be closed down / operate under restrictions for a considerable period of time. Lockdowns / restrictions have impacted the Company operationally including on commodity prices, supply chain matters (including semiconductor supplies) and consumer demand. More recently, the next wave of the pandemic has impacted India and other countries. The Company is monitoring the situation closely taking into account the increasing level of infections in India and across the world and directives from the various Governments. In the month of June 2021, certain lockdowns have been lifted gradually as the number of Covid cases reduced post the surge in cases due to second wave in India. Management believes that it has taken into account all the possible impacts of known events arising from Covid-19 pandemic in the preparation of the financial results including but not limited to its assessment of Company’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development and the net realisable values of other assets. However, given the effect of these lockdowns and restrictions on the overall economic activity and in particular on the automotive industry, the impact assessment of Covid-19 on the above mentioned financial statement captions is subject to significant estimation uncertainties due to its nature and duration and, accordingly, the actual impacts in future may be different from those estimated as at the date of approval of these financial results. The Company will continue to monitor any material changes to future economic conditions and consequential impact on its financial results.

9)

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stakeholders which are under active consideration by the Ministry. The Company will assess the impact and its evaluation once the subject rules are notified and will give appropriate impact in its financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

10)

During the quarter ended June 30, 2021 the Company has completed the sale of certain assets related to defence business to Tata Advanced Systems Limited (TASL) for sale consideration of ₹ 234.09 crores againts the Net Assets of ₹ 231.57 crores resulting in a gain of ₹ 2.52 crores recorded as an exceptional item in Statement of Profit and Loss.

11)

The figures for the quarter ended March 31, 2021 as reported in these standalone financial results are the balancing figures between audited figures in respect of full financial year and the published year to date figures up to the end of the third quarter of the financial year ended March 31, 2021.

12)	The Statutory Auditors have carried an audit of the above results for the quarter ended June 30, 2021 and have issued an unmodified opinion on the same.

Tata Motors Limited

Girish Wagh
Pune, July 26, 2021	Executive Director

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com

Tel: +91 22-66657613 www.tatamotors.com

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.